Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form F-3 (No. 333-225687), on Form S-8 (No. 333-176856), and on Form F-10 (No. 333-237671) of Franco-Nevada Corporation of our report dated March 9, 2022 relating to the consolidated financial statements and effectiveness of internal control over financial reporting, which appears in Exhibit 99.3 to the registrant’s current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 9, 2022.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 9, 2022

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1416 863 1133,, F: +1 +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.